Exhibit 12

[FORM OF TAX OPINION]

[_____], 2025

Monroe Capital Corporation
155 North Wacker Drive, 35th Floor
Chicago, IL 60606

Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, CT 06032

Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Horizon Technology Finance Corporation, a business development company organized as a Delaware corporation (the “Acquiring Fund”), to Monroe Capital Corporation, a business development company organized as a Maryland corporation (the “Acquired Fund”) and to HMMS, Inc., a Maryland corporation and wholly-owned direct subsidiary of the Acquiring Fund (the “Merger Sub”), in connection with the merger of the Merger Sub with and into the Acquired Fund, with the Acquired Fund being the surviving entity, followed by the merger of the Acquired Fund with and into the Acquiring Fund, and holders of shares of common stock of the Acquired Fund (the “Acquired Fund Shares”) receiving, in cancellation of their Acquired Fund Shares, shares of common stock of the Acquiring Fund plus cash in lieu of fractional shares of the Acquiring Fund (collectively, the “Reorganization”), pursuant to the Agreement and Plan of Merger, dated as of August 7, 2025, between the Acquiring Fund, the Acquired Fund, the Merger Sub, Monroe Capital BDC Advisors, LLC and Horizon Technology Finance Management LLC (the “Plan”), specifically regarding whether the Reorganization will be treated for U.S. federal income tax purposes as a reorganization qualifying under section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).  Unless otherwise defined, capitalized terms used in this opinion have the meanings assigned to them in the Plan.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the Acquiring Fund’s registration statement on Form N-14 (including the joint proxy statement/prospectus forming a part thereof) (the “Registration Statement”), (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquiring Fund, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquired Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.  This opinion is based on the assumption that the Reorganization will be consummated in accordance with the Plan, the Registration Statement and such other documents, certificates and records.  This opinion is based upon the Code, Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof.

Based upon and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes, the Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

This opinion is expressly only as of the date hereof.  Except as set forth above, we express no other opinion.

We hereby consent to the filing with the Securities and Exchange Commission of this letter as an exhibit to the Registration Statement and the reference to this letter and to us under the heading “Certain Material U.S. Federal Income Tax Considerations” in the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,